FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	August 13, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2021

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2021

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Second Quarter of Fiscal 2021	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	13

IV	Financial Statements

	(1) Consolidated Financial Statements	14

	(2) Other Information	50

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2021	Six months ended June 30, 2020	Three months ended June 30, 2021	Three months ended June 30, 2020	Year ended December 31, 2020
Net sales	1,724,584	1,455,627	881,933	673,315	3,160,243
Income (loss) before income taxes	151,821	27,288	85,773	(7,223)	130,280
Net income (loss) attributable to Canon Inc.	105,603	13,071	61,149	(8,835)	83,318
Comprehensive income (loss)	220,713	(25,823)	78,515	8,222	80,941
Canon Inc. shareholders’ equity	—	—	2,745,425	2,517,957	2,575,031
Total equity	—	—	2,961,347	2,720,591	2,784,041
Total assets	—	—	4,747,261	4,674,270	4,625,614
Net income (loss) attributable to Canon Inc. shareholders per share:
Basic (yen)	100.99	12.41	58.48	(8.45)	79.37
Diluted (yen)	100.97	12.41	58.46	(8.45)	79.35
Canon Inc. shareholders’ equity to total assets (%)	—	—	57.8	53.9	55.7
Cash flows from operating activities	272,605	140,831	—	—	333,805
Cash flows from investing activities	(80,393)	(72,874)	—	—	(155,439)
Cash flows from financing activities	(89,715)	22,249	—	—	(183,449)
Cash and cash equivalents at end of period	—	—	523,565	500,046	407,684

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.
3.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company’s and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, shareholders’ equity, total equity, total assets and shareholders’ equity to total assets in three months ended June 30, 2020 have been revised from the versions previously disclosed. For further details, please refer to Note 9 “Equity” of the Notes to Consolidated Financial Statements.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 334 consolidated subsidiaries, and 9 affiliates accounted for using the equity method, as of June 30, 2021, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial. Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. For further details regarding the circumstances of changes to the name and structure of segments, please refer to Note 19 “Segment Information” of the Notes to Consolidated Financial Statements. No material change in Canon’s business has occurred during the six months ended June 30, 2021.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2021.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the six months ended June 30, 2021. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the first half of 2021, the global economy trended toward recovery thanks to the rollout of vaccines in developed countries and the resumption of economic activities despite the continued spread of the coronavirus disease (“COVID-19”) pandemic. In the United States, economic recovery advanced as a result of the rapid normalization of the economic activities and the continued increase in personal consumption and expansion of capital investment. In Europe, restrictions on economic activities were gradually eased in each country, and the economy began to recover due to such factors as an increase in exports. In China, the economic recovery continued as a result of the easing of government restrictions due to a decrease in the number of new infections and the continued expansion of domestic demand and exports. In other emerging markets, economic activities continued to stagnate due to the resurgence of COVID-19 variant infections, primarily in India. In Japan, despite the resurgence of infections, the economy continued to gain momentum as production activities and exports continued to recover.

Amid these conditions, in the markets in which Canon operates, demand for office multifunction devices (MFDs) showed significant increase compared with the same period of the previous year, when the market declined sharply as the COVID-19 pandemic spread worldwide. For laser printers, demand was above that of the same period of the previous year, mainly for monochrome models. For inkjet printers, demand in home use remained solid in developed countries and emerging countries. For cameras, amid the COVID-19 pandemic, the market remained solid mainly for mirrorless cameras due to the growth of photography as a hobby. For medical equipment, the trend toward recovery continued due to increased sales activities focusing on medical institutions. For lithography equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average value of the yen during the second quarter and the first half of the year was ¥109.48 and ¥107.82 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥2 and the same level as the previous year, and ¥131.94 and ¥129.90 against the euro, respectively, a year-on-year depreciation of approximately ¥13 and a year-on-year depreciation of approximately ¥10.

(2)	Operating Results and Financial Conditions (continued)

[Second quarter results]

As for the second quarter, unit sales of office MFDs and equipment for the production printing market were above those of the same period of the previous year. Sales of services and consumables also increased due to a recovery of corporate activity. As for the Prosumer consisting of laser printers and inkjet printers, unit sales of laser printers were below those of the same period of the previous year due to the stagnation of production activity, despite increased demand due to remote working. For inkjet printers, although unit sales were below those of the same period of the previous year, when demand in home use increased sharply due to the spread of COVID-19, sales were above those of the same period of the previous year due to increase in sales of refillable ink tank printers. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year in many regions due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased in major areas due to strong sales of computed tomography (CT) systems and diagnostic X-ray systems. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for OLED display manufacturing equipment were below those of the same period of the previous year due to the review of investment timing by some customers. Under these conditions, second-quarter net sales increased by 31.0% year-on-year to ¥881.9 billion. Gross profit margin increased by 6.5 points to 47.4%. Operating expenses increased by 16.1% year-on-year to ¥340.4 billion, due to the effects of exchange rate fluctuations, although expense ratio improved significantly thanks to Group-wide promotion of efficiency for expenses and the results of structural reform. As a result, operating profit totaled ¥77.3 billion representing in a shift from an operating loss in the same period of the previous year to an operating profit. Other income (deductions) decreased by ¥2.0 billion year-on-year to ¥8.5 billion, due to such factors as valuation losses on securities, while income before income taxes totaled ¥85.8 billion and net income attributable to Canon Inc. totaled ¥61.1 billion, with both incomes having recovered significantly from net losses in the same period of the previous year.

Basic net income attributable to Canon Inc. shareholders per share was ¥58.48 for the second quarter, a year-on-year increase of ¥66.93 representing in a shift from a loss in the same period of the previous year.

[First-half results]

As for the first half, unit sales of office MFDs and equipment for the production printing market were above those of the same period of the previous year. Sales of services and consumables also increased due to a recovery of corporate activity. As for the Prosumer consisting of laser printers and inkjet printers, unit sales of laser printers were below those of the same period of the previous year due to the stagnation of production activity, despite increased demand due to remote working. For inkjet printers, although unit sales were below those of the same period of the previous year, when demand in home use increased sharply due to the spread of COVID-19, sales were above those of the same period of the previous year due to increase in sales of refillable ink tank printers. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year in many regions due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, strong sales of computed tomography (CT) systems and diagnostic X-ray systems were recorded in the first quarter as a result of securing opportunities with medical institutions supported by the Japanese government, coupled by increased sales in major areas, such as Europe, the United States and Japan, in the first and second quarter. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for OLED display manufacturing equipment were below those of the same period of the previous year due to the review of investment timing by some customers. Under these conditions, net sales for the first half of the year increased by 18.5% year-on-year to ¥1,724.6 billion. Gross profit margin increased by 2.9 points to 46.5%. Operating expenses increased by 5.7% year-on-year to ¥654.1 billion, due to the effects of exchange rate fluctuations, although expense ratio improved significantly thanks to Group-wide promotion of efficiency for expenses and the results of structural reform. As a result, operating profit for the first half of the year increased by 877.6% to ¥147.8 billion, while income before income taxes increased by 456.4% to ¥151.8 billion and first-half net income attributable to Canon Inc. increased by 707.9% to ¥105.6 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥100.99 for the first half, a year-on-year increase of ¥88.58.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-half performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the same period of the previous year, thanks to strong sales of the imageRUNNER ADVANCE DX series. For equipment for the production printing market, sales increased and unit sales significantly increased compared with the same period of the previous year. Sales of services and consumables increased as a result of higher print volumes particularly for office MFDs, as corporate activity gradually headed toward recovery. As for the Prosumer, unit sales of laser printers, both monochrome and color models, decreased compared with the same period of the previous year due to stagnation of production activity resulting from lockdowns in Southeast Asia despite an increase in demand due to remote working. Unit sales of consumables increased significantly compared with the same period of the previous year, when demand decreased due to the impact of COVID-19. For inkjet printers, unit sales were below those of the same period of the previous year, when demand from home use increased rapidly due to the spread of COVID-19. However, sales were above those of the same period of the previous year as unit sales of refillable ink tank printers increased compared with the same period of the previous year based on strong global demand. These factors resulted in total sales for the combined first six months of the year of ¥959.0 billion, a year-on-year increase of 10.1%, while income before income taxes totaled ¥120.6 billion, a year-on-year increase of 57.0%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to demand from customers who began photography as a hobby amid the COVID-19 pandemic, and strong sales of the EOS R5 and EOS R6. In addition, sales of interchangeable lenses increased significantly due to the expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities for such diversified applications as remote monitoring and monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the combined first six months of the year of ¥318.5 billion, a year-on-year increase of 47.9%, while income before income taxes totaled ¥38.9 billion resulting in a recovery from a loss for the same period of the previous year.

As for the Medical Business Unit, although the resurgence of COVID-19 infections had an impact on business negotiations and installation in some regions, sales of CT systems and diagnostic X-ray systems increased overseas, mainly in Europe and the United States, combined with strong sales in Japan as a result of securing opportunities with medical institutions supported by the Japanese government in the first quarter. These factors resulted in total sales for the combined first six months of the year of ¥236.2 billion, a year-on-year increase of 13.6%, while income before income taxes totaled ¥15.5 billion, a year-on-year increase of 53.0%.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices, image sensors and automotive devices remained solid. As a result, unit sales remained strong at a level equivalent to the same period of the previous year. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to COVID-19. However, sales of OLED display manufacturing equipment decreased as a result of reviewed investment timing by some customers. These factors resulted in total sales for the combined first six months of the year of ¥262.6 billion, a year-on-year increase of 32.4%, while income before income taxes totaled ¥24.8 billion, a year-on-year increase of 177.6%.

Financial Condition

Total assets increased by ¥121.6 billion to ¥4,747.3 billion at June 30, 2021, compared to the end of previous year, mainly due to increases of cash and cash equivalents, and inventories. Total liabilities decreased by ¥55.7 billion to ¥1,785.9 billion at June 30, 2021, compared to the end of previous year, mainly due to decreases of current portion of long-term debt, and accrued pension and severance cost, despite the increase in accrued income taxes. Total equity increased by ¥177.3 billion to ¥2,961.3 billion at June 30, 2021, compared to the end of previous year, mainly due to an increase in net profit and a decrease of accumulated other comprehensive loss resulting from the depreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

In the first half, cash flow from operating activities increased by ¥131.8 billion year-on-year to ¥272.6 billion due to a significant increase in profit and working capital improvement. Cash flow used in investing activities increased by ¥7.5 billion year-on-year to ¥80.4 billion mainly due to a decrease in the sale of fixed assets. Accordingly, free cash flow increased by ¥124.3 billion compared with that of the previous year to ¥192.2 billion.

Cash flow from financing activities recorded an outlay of ¥89.7 billion mainly due to the repayment of long-term debt and the dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥115.9 billion to ¥523.6 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2021
Net cash provided by operating activities	272.6
Net cash used in investing activities	(80.4)

Free cash flow	192.2

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the six months ended June 30, 2021.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the six months ended June 30, 2021.

Research and Development Expenses

Canon’s research and development expenses for the six months ended June 30, 2021 totaled ¥138.3 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2021.

(2)	Prospect of Capital Investment in the first half of Fiscal 2021

The new construction of property, plant and equipment, which had been in progress as of December 31, 2020 and was completed during the first half of 2021, was as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Mold Co., Ltd., Ibaraki, Japan	New production base (Industrial and Others Business Unit)	April 2021

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2021

No material contracts were entered into during the three months ended June 30, 2021.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2021
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of June 30, 2021 are below.

The Stock Option Plan Approved on March 30, 2021

1. Grantees of share options

The Company’s 3 directors (excluding outside directors) and 32 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 437.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 43,700 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From April 29, 2021 to April 28, 2051

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,228 and ¥1,114, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc., which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a split company), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a company split agreement, a company split plan, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become a dissolved company, a proposal for the approval of a company split agreement or a company split plan under which the Company will become a split company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.

(2) Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2021
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

	As of June 30, 2021
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	113,267,100	10.83%
Custody Bank of Japan, Ltd. (Trust Account)	53,285,600	5.10%
The Dai-Ichi Life Insurance Company, Limited	24,320,780	2.33%
Mizuho Bank, Ltd.	22,558,173	2.16%
State Street Bank West Client – Treaty 505234	19,721,928	1.89%
Molexy and Co. LLC	18,053,055	1.73%
SMBC Nikko Securities Inc.	18,015,500	1.72%
OBAYASHI CORPORATION	16,527,607	1.58%
Custody Bank of Japan, Ltd. (Trust Account 5)	15,488,200	1.48%
Barclays Securities Japan Limited	15,347,800	1.47%

Total	316,585,743	30.27%

Notes:

1:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Moxley and Co. LLC is a stocks holder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
3:	Apart from the above shares, the Company owns 287,988,849 shares (21.59% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2021
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	287,988,800	—
Shares with full voting rights (Others)	1,044,426,100	10,444,261
Fractional unit shares (Note)	1,348,564	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,444,261

Note:

In “Fractional unit shares” under “Number of shares,” 49 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,988,800	21.59%

Total	287,988,800	21.59%

(2)	Directors and Executive Officers

Change in functions of directors are below:

Toshio Homma	(Executive Vice President & CTO & Head of Printing Group)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2020 and the end of this quarter.

Changes in functions of executive officers are below:

Toshio Takiguchi	(Senior Managing Executive Officer: Head of Medical Group, President of Canon Medical Systems Corporation)

Hiroaki Takeishi	(Senior Managing Executive Officer: Head of Industrial Group)

Masanori Yamada	(Managing Executive Officer: Head of Imaging Group, Chief of Olympic and Paralympic Project, Chief of IR/MICE Business project)

Go Tokura	(Managing Executive Officer: Deputy Head of Imaging Group)

Toshiyuki Ishii	(Executive Officer: Executive Vice President of Canon (China) Co., Ltd.)

Noriko Gunji	(Executive Officer: Group Executive of Sustainability Headquarters)

Ritsuo Mashiko	(Managing Executive Officer: President of Oita Canon Inc., President of Miyazaki Canon Inc., President of Nagasaki Canon Inc.)

The Number of Directors and Executive Officers by Gender

Males: 48, Females: 2 (Females account for 4% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 40 Executive Officers as of June 30, 2021.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	523,565	407,684
Short-term investments (Notes 2 and 17)	97	71
Trade receivables, net (Note 3)	493,991	546,771
Inventories (Note 4)	589,125	562,807
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	309,651	284,556
Allowance for credit losses (Notes 3 and 6)	(13,209)	(12,746)

Total current assets	1,903,220	1,789,143
Noncurrent receivables (Note 15)	16,507	17,276
Investments (Notes 2 and 17)	55,097	49,994
Property, plant and equipment, net (Note 5)	1,036,166	1,037,680
Operating lease right-of-use assets (Note 14)	102,214	107,361
Intangible assets, net	306,973	318,497
Goodwill	928,243	915,564
Other assets (Note 6)	401,135	392,066
Allowance for credit losses (Note 6)	(2,294)	(1,967)

Total assets	4,747,261	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	June 30, 2021	December 31, 2020
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	345,697	392,235
Trade payables (Note 7)	312,137	303,809
Accrued income taxes	42,347	18,761
Accrued expenses (Note 15)	310,025	317,716
Current operating lease liabilities (Note 14)	32,412	32,307
Other current liabilities (Notes 11,13 and 17)	279,612	261,361

Total current liabilities	1,322,230	1,326,189
Long-term debt, excluding current installments (Note 16)	5,673	4,834
Accrued pension and severance cost	302,033	345,897
Noncurrent operating lease liabilities (Note 14)	71,033	76,796
Other noncurrent liabilities	84,945	87,857

Total liabilities	1,785,914	1,841,573
Commitments and contingent liabilities (Note 15)
Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,549	404,620
Legal reserve	68,656	69,436
Other retained earnings	3,473,914	3,409,371
Accumulated other comprehensive income (loss) (Note 10)	(218,097)	(324,789)
Treasury stock, at cost	(1,158,359)	(1,158,369)
(Number of shares)	(287,988,849)	(287,989,819)

Total Canon Inc. shareholders’ equity	2,745,425	2,575,031
Noncontrolling interests (Note 9)	215,922	209,010

Total equity (Note 9)	2,961,347	2,784,041

Total liabilities and equity	4,747,261	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss) and Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Net sales (Notes 6,10,11 and 13):
Products and Equipment	1,380,066	1,122,829
Services	344,518	332,798

	1,724,584	1,455,627
Cost of sales (Notes 14 and 18):
Products and Equipment	760,941	661,832
Services	161,661	159,817

	922,602	821,649

Gross profit	801,982	633,978
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	515,839	487,191
Research and development expenses	138,310	131,665

	654,149	618,856

Operating profit	147,833	15,122
Other income (deductions):
Interest and dividend income	1,037	1,625
Interest expense	(348)	(388)
Other, net (Notes 2,10,13 and 18)	3,299	10,929

	3,988	12,166

Income before income taxes	151,821	27,288
Income taxes	38,733	8,304

Consolidated net income	113,088	18,984
Less: Net income attributable to noncontrolling interests	7,485	5,913

Net income attributable to Canon Inc.	105,603	13,071

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	100.99	12.41
Diluted	100.97	12.41

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss) and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Consolidated net income	113,088	18,984
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	88,017	(35,576)
Net gains and losses on derivative instruments	(645)	515
Pension liability adjustments	20,253	(9,746)

	107,625	(44,807)

Comprehensive income (loss) (Note 9)	220,713	(25,823)
Less: Comprehensive income attributable to noncontrolling interests	8,418	6,152

Comprehensive income (loss) attributable to Canon Inc.	212,295	(31,975)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss) and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Income (Loss)

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Net sales (Notes 6,10,11 and 13):
Products and Equipment	708,178	522,877
Services	173,755	150,438

	881,933	673,315
Cost of sales (Notes 14 and 18):
Products and Equipment	385,168	322,392
Services	79,142	75,608

	464,310	398,000

Gross profit	417,623	275,315
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	269,404	229,348
Research and development expenses	70,950	63,722

	340,354	293,070

Operating profit (loss)	77,269	(17,755)
Other income (deductions):
Interest and dividend income	613	487
Interest expense	(180)	(202)
Other, net (Notes 2,10,13 and 18)	8,071	10,247

	8,504	10,532

Income (loss) before income taxes	85,773	(7,223)
Income taxes	21,251	(2,121)

Consolidated net income (loss)	64,522	(5,102)
Less: Net income attributable to noncontrolling interests	3,373	3,733

Net income (loss) attributable to Canon Inc.	61,149	(8,835)

	Yen	Yen
Net income (loss) attributable to Canon Inc. shareholders per share (Note 12):
Basic	58.48	(8.45)
Diluted	58.46	(8.45)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss) and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Consolidated net income (loss)	64,522	(5,102)
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	12,799	25,456
Net gains and losses on derivative instruments	845	(34)
Pension liability adjustments	349	(12,098)

	13,993	13,324

Comprehensive income (loss) (Note 9)	78,515	8,222
Less: Comprehensive income attributable to noncontrolling interests	3,424	3,843

Comprehensive income (loss) attributable to Canon Inc.	75,091	4,379

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash flows from operating activities:
Consolidated net income	113,088	18,984
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	106,974	108,531
Loss (gain) on disposal of fixed assets	3,825	(1,852)
Deferred income taxes	(3,724)	(5,073)
Decrease in trade receivables	69,573	141,098
Increase in inventories	(7,391)	(28,375)
Increase (decrease) in trade payables	18,898	(32,394)
Increase (decrease) in accrued income taxes	23,243	(1,821)
Decrease in accrued expenses	(18,106)	(40,611)
Decrease in accrued (prepaid) pension and severance cost	(25,884)	(6,539)
Other, net (Note 14)	(7,891)	(11,117)

Net cash provided by operating activities	272,605	140,831

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(81,940)	(81,800)
Proceeds from sale of fixed assets (Note 5)	991	7,381
Purchases of securities	(1,279)	(212)
Proceeds from sale and maturity of securities	201	237
(Increase) decrease in time deposits, net	(20)	1,600
Acquisitions of businesses, net of cash acquired	—	(127)
Other, net	1,654	47

Net cash used in investing activities	(80,393)	(72,874)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,100	2,100
Repayments of long-term debt	(46,100)	(585)
(Decrease) increase in short-term loans, net	(1,169)	157,553
Dividends paid	(41,831)	(85,107)
Repurchases and reissuance of treasury stock, net	(10)	(50,008)
Other, net	(1,705)	(1,704)

Net cash (used in) provided by financing activities	(89,715)	22,249

Effect of exchange rate changes on cash and cash equivalents	13,384	(2,974)

Net change in cash and cash equivalents	115,881	87,232
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	523,565	500,046

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	325	553
Income taxes	29,765	14,555

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2021 and December 31, 2020 are summarized as follows:

	June 30, 2021	December 31, 2020
Consolidated subsidiaries	334	343
Affiliated companies	9	9

Total	343	352

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

None

(d)	Reclassifications

Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheets for the year ended December 31, 2020 have also been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Net gains and (losses) recognized during the period on equity securities	2,082	(516)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	40	287

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	2,042	(803)

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Net gains and (losses) recognized during the period on equity securities	260	4,084
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—	105

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	260	3,979

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥8,879 million and ¥8,559 million at June 30, 2021 and December 31, 2020, respectively. The impairment or other adjustments resulting from observable price changes recorded during the six months ended June 30, 2021 and 2020 were not significant.

There were no available-for-sale debt securities at June 30, 2021 and December 31, 2020.

Time deposits with original maturities of more than three months are ¥97 million and ¥71 million at June 30, 2021 and December 31, 2020, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2021	December 31, 2020
Notes	39,328	34,922
Accounts	454,663	511,849
Trade receivables	493,991	546,771
Allowance for credit losses	(11,901)	(11,645)

	482,090	535,126

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2021	December 31, 2020
Finished goods	346,312	352,513
Work in process	194,664	160,696
Raw materials	48,149	49,598

	589,125	562,807

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2021	December 31, 2020
Land	271,154	270,308
Buildings	1,715,696	1,687,921
Machinery and equipment	1,828,533	1,806,185
Construction in progress	41,657	37,324
Finance lease right-of-use assets	6,030	6,048

	3,863,070	3,807,786
Less accumulated depreciation	(2,826,904)	(2,770,106)

	1,036,166	1,037,680

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Lease income - sales-type and direct financing leases
Revenue at lease commencement	45,073	39,342
Interest income on lease receivables	8,824	9,504

Sales-type and direct financing leases income total	53,897	48,846

Lease income – operating leases	13,636	11,454
Variable lease income	1,485	2,324

Total lease income	69,018	62,624

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Lease income - sales-type and direct financing leases
Revenue at lease commencement	22,373	16,510
Interest income on lease receivables	4,370	4,482

Sales-type and direct financing leases income total	26,743	20,992

Lease income – operating leases	6,783	5,446
Variable lease income	319	1,066

Total lease income	33,845	27,504

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥339,486 million and ¥319,183 million at June 30, 2021 and December 31, 2020, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Balance at beginning of period	3,068	2,627
Charge-offs	(834)	(968)
Provision	1,076	1,544
Translation adjustments and other*	292	242

Balance at end of period	3,602	3,445

*	The six months ended June 30, 2020 includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experiences of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at June 30, 2021 and December 31, 2020 are not significant.

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” The transfers of finance receivables for the six months ended June 30, 2020 were ¥8,775 million while there were no significant transfers of finance receivables for the six months ended June 30, 2021. The amount that remained uncollected was ¥30,647 million and ¥36,339 million at June 30, 2021 and December 31, 2020, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at June 30, 2021 and December 31, 2020, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at June 30, 2021 and December 31, 2020, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2021	December 31, 2020
Notes	85,396	83,468
Accounts	226,741	220,341

	312,137	303,809

(8)	Short-Term Loans and Current Portion of Long-Term Debt

Short-term loans consisting of bank borrowings at June 30, 2021 and December 31, 2020 were ¥45,322 million and ¥46,461 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥299,000 million at a floating interest of 0.10% and Canon has no unused credit facilities as of June 30, 2021.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(60)					(60)	1,599	1,539
Dividends to Canon Inc. shareholders shareholders (40.00 yen per share)				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(3,105)	(3,105)
Transfer to legal reserve			(780)	780			—		—
Comprehensive income:
Net income				105,603			105,603	7,485	113,088
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					87,176		87,176	841	88,017
Net gains and losses on derivative instruments					(662)		(662)	17	(645)
Pension liability adjustments					20,178		20,178	75	20,253
Total comprehensive income (loss)							212,295	8,418	220,713

Repurchases and reissuance of treasury stock		(11)		(9)		10	(10)		(10)

Balance at June 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980
Cumulative effects of accounting standard update – adoption of ASU No.2017-12				(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		(303)			9		(294)	1,068	774
Dividends to Canon Inc. shareholders shareholders (80.00 yen per share)				(85,107)			(85,107)		(85,107)
Dividends to noncontrolling interests								(3,080)	(3,080)
Transfer to legal reserve			1,866	(1,866)			—		—
Comprehensive income:
Net income				13,071			13,071	5,913	18,984
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(35,569)		(35,569)	(7)	(35,576)
Net gains and losses on derivative instruments					521		521	(6)	515
Pension liability adjustments					(9,998)		(9,998)	252	(9,746)
Total comprehensive income (loss)							(31,975)	6,152	(25,823)

Repurchases and reissuance of treasury stock		(81)		(67)		(49,856)	(50,004)	10	(49,994)

Balance at June 30, 2020	174,762	404,633	69,438	3,380,955	(353,479)	(1,158,352)	2,517,957	202,634	2,720,591

Notes:

1.	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.
2.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, Retained earnings, Total Canon Inc. shareholders equity, Non-controlling interests and Total equity as of December 31, 2019 have been revised from the versions previously disclosed. However, the effect of this amendment on our Company’s results of operations and financial position has been immaterial in the past fiscal years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2021	174,762	404,452	69,605	3,411,825	(232,039)	(1,158,374)	2,670,231	212,588	2,882,819
Equity transactions with noncontrolling interests and other		108					108	33	141
Dividends to noncontrolling interests								(123)	(123)
Transfer to legal reserve			(949)	949			—		—
Comprehensive income:
Net income				61,149			61,149	3,373	64,522
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					12,785		12,785	14	12,799
Net gains and losses on derivative instruments					846		846	(1)	845
Pension liability adjustments					311		311	38	349
Total comprehensive income (loss)							75,091	3,424	78,515

Repurchases and reissuance of treasury stock		(11)		(9)		15	(5)		(5)

Balance at June 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2020	174,762	405,024	69,334	3,389,899	(366,693)	(1,158,482)	2,513,844	199,156	2,713,000
Equity transactions with noncontrolling interests and other		(321)		57			(264)	(322)	(586)
Dividends to noncontrolling interests								(53)	(53)
Transfer to legal reserve			104	(104)			—		—
Comprehensive income:
Net income (loss)				(8,835)			(8,835)	3,733	(5,102)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					25,464		25,464	(8)	25,456
Net gains and losses on derivative instruments					(34)		(34)	—	(34)
Pension liability adjustments					(12,216)		(12,216)	118	(12,098)
Total comprehensive income (loss)							4,379	3,843	8,222

Repurchases and reissuance of treasury stock		(70)		(62)		130	(2)	10	8

Balance at June 30, 2020	174,762	404,633	69,438	3,380,955	(353,479)	(1,158,352)	2,517,957	202,634	2,720,591

*

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, Retained earnings, Total Canon Inc. shareholders equity, Non-controlling interests and Total equity as of March 31, 2020 have been revised from the versions previously disclosed. However, the effect of this amendment on our Company’s results of operations and financial position has been immaterial in the past fiscal years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	87,176	(1,892)	17,654	102,938
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,230	2,524	3,754

Net change during the period	87,176	(662)	20,178	106,692

Balance at June 30, 2021	(26,470)	(562)	(191,065)	(218,097)

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Equity transactions with noncontrolling interests and other	9	—	—	9
Other comprehensive income (loss) before reclassifications	(35,569)	(746)	(12,894)	(49,209)
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,267	2,896	4,163

Net change during the period	(35,560)	521	(9,998)	(45,037)

Balance at June 30, 2020	(131,842)	(366)	(221,271)	(353,479)

*	Represents the impact of adopting the new accounting standard related to financial instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Six months ended June 30, 2021	Six months ended June 30, 2020	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	1,778	1,723	Net sales
	(542)	(421)	Income taxes

	1,236	1,302	Consolidated net income
	(6)	(35)	Net income attributable to noncontrolling interests

	1,230	1,267	Net income attributable to Canon Inc.

Pension liability adjustments	3,794	3,924	Other, net
	(856)	(1,009)	Income taxes

	2,938	2,915	Consolidated net income
	(414)	(19)	Net income attributable to noncontrolling interests

	2,524	2,896	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,754	4,163

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended June 30, 2021	Three months ended June 30, 2020	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	2,271	520	Net sales
	(672)	(96)	Income taxes

	1,599	424	Consolidated net income (loss)
	6	(19)	Net income attributable to noncontrolling interests

	1,605	405	Net income (loss) attributable to Canon Inc.

Pension liability adjustments	1,739	2,388	Other, net
	(395)	(595)	Income taxes

	1,344	1,793	Consolidated net income (loss)
	(321)	(10)	Net income attributable to noncontrolling interests

	1,023	1,783	Net income (loss) attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,628	2,188

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets at June 30, 2021 and December 31, 2020 were ¥41,865 million and ¥42,752 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2021 and December 31, 2020 were ¥154,669 million and ¥135,455 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2021, which had been included in the deferred revenue balance at December 31, 2020, was ¥62,222 million.

Remaining performance obligations for products and equipment at June 30, 2021 primarily arise from the sales of certain industrial equipment, amounting to ¥132,340 million, 93% of which is expected to be recognized as revenue within one year and remaining 7% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contracts for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of June 30, 2021 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income (loss) Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income attributable to Canon Inc.	105,603	13,071
Diluted net income attributable to Canon Inc.	105,602	13,070

	Number of shares
	Six months ended June 30, 2021	Six months ended June 30, 2020
Average common shares outstanding	1,045,632,848	1,053,274,189
Effect of dilutive securities:
Stock options	268,491	211,914

Diluted common shares outstanding	1,045,901,339	1,053,486,103

	Yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income attributable to Canon Inc. shareholders per share:
Basic	100.99	12.41
Diluted	100.97	12.41

Reconciliations of the numerators and denominators of basic and diluted net income (loss) attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2021 and 2020 are as follows:

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Net income (loss) attributable to Canon Inc.	61,149	(8,835)
Diluted net income (loss) attributable to Canon Inc.	61,149	(8,836)

	Number of shares
	Three months ended June 30, 2021	Three months ended June 30, 2020
Average common shares outstanding	1,045,633,368	1,045,764,325
Effect of dilutive securities:
Stock options	289,487	234,661

Diluted common shares outstanding	1,045,922,855	1,045,998,986

	Yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Net income (loss) attributable to Canon Inc. shareholders per share:
Basic	58.48	(8.45)
Diluted	58.46	(8.45)

During the six and three months ended June 30, 2021 and 2020, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2021 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2021 and December 31, 2020 are set forth below:

	Millions of yen
	June 30, 2021	December 31, 2020
To sell foreign currencies	188,049	137,721
To buy foreign currencies	23,435	27,220

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2021 and December 31, 2020.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	36	426
Liabilities:
Foreign exchange contracts	Other current liabilities	154	416

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	503	107
Liabilities:
Foreign exchange contracts	Other current liabilities	747	809

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2021 and 2020.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,656)	Net sales	(1,778)

	Millions of yen
Six months ended June 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(986)	Net sales	(1,723)

	Millions of yen
Three months ended June 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,070)	Net sales	(2,271)

	Millions of yen
Three months ended June 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(604)	Net sales	(520)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,610)

	Millions of yen
Six months ended June 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,591

	Millions of yen
Three months ended June 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	331

	Millions of yen
Three months ended June 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(864)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of goods sold or selling general and administrative expenses in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating lease cost	20,031	21,188
Short-term lease cost	6,876	6,160
Other lease cost	55	64

Total lease cost	26,962	27,412

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Operating lease cost	9,875	9,675
Short-term lease cost	3,522	3,769
Other lease cost	32	33

Total lease cost	13,429	13,477

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	20,185	19,212

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	10,624	16,637

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at June 30, 2021.

Millions of yen
Within one year	33,545
Two years	24,590
Three years	16,647
Four years	11,770
Five years	8,366
Thereafter	13,393

Total future minimum lease payments	108,311
Less Imputed Interest	(4,866)

Total	103,445

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2021, commitments outstanding for the purchase of property, plant and equipment approximated ¥40,694 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥170,477 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,033 million and ¥10,962 million at June 30, 2021 and December 31, 2020, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,470 million at June 30, 2021. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2021 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the six months ended June 30, 2021 and 2020 are summarized as follows:

Six months ended June 30, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	9,378
Utilization	(7,674)
Other	(412)

Balance at June 30, 2021	15,592

Six months ended June 30, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	5,979
Utilization	(7,270)
Other	(2,439)

Balance at June 30, 2020	12,116

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2021 and December 31, 2020 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	June 30, 2021		December 31, 2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(302,319)	(302,262)	(346,317)	(346,275)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2021 and December 31, 2020, one customer accounted for approximately 9% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2021 and December 31, 2020.

	June 30, 2021
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	295	331	—	626
Equity securities	21,705	—	—	21,705
Prepaid expenses and other current assets:
Derivatives	—	539	—	539

Total assets	22,000	1,370	—	23,370

Liabilities:
Other current liabilities:
Derivatives	—	901	—	901

Total liabilities	—	901	—	901

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	284	248	—	532
Equity securities	18,683	—	—	18,683
Prepaid expenses and other current assets:
Derivatives	—	533	—	533

Total assets	18,967	1,281	—	20,248

Liabilities:
Other current liabilities:
Derivatives	—	1,225	—	1,225

Total liabilities	—	1,225	—	1,225

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six months ended June 30, 2021 and 2020, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥13,644 million and ¥1,063 million for the six months ended June 30, 2021 and 2020, respectively, and were net losses of ¥848 million and ¥1,248 million for the three months ended June 30, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥15,069 million and ¥13,420 million for the six months ended June 30, 2021 and 2020, respectively, and were ¥8,955 million and ¥6,174 million for the three months ended June 30, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥26,358 million and ¥21,367 million for the six months ended June 30, 2021 and 2020, respectively, and were ¥13,770 million and ¥9,695 million for the three months ended June 30, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the six months ended June 30, 2021 and 2020 consisted of the following components:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Service cost	16,425	18,484
Interest cost	5,601	5,505
Expected return on plan assets	(18,047)	(16,626)
Amortization of prior service credit	(4,192)	(4,987)
Amortization of actuarial loss	7,986	8,911

	7,773	11,287

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended June 30, 2021 and 2020 consisted of the following components:

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Service cost	8,180	9,183
Interest cost	2,903	2,626
Expected return on plan assets	(9,232)	(8,779)
Amortization of prior service credit	(2,172)	(2,797)
Amortization of actuarial loss	3,911	5,185

	3,590	5,418

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less classified as available-for-sale securities of ¥500 million at June 30, 2021 and December 31, 2020, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Major changes include moving Inkjet printers to the Printing Business Unit, the same business unit as Office multifunction devices (MFDs) and Laser multifunction printers (MFPs), and moving Network cameras to the Imaging Business Unit, the same business unit as Interchangeable-lens digital cameras. Operating results for the three months ended June 30, 2020 and the six months ended June 30, 2020 also have been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions /

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers /

Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Network cameras /

Digital camcorders / Digital cinema cameras / Multimedia projectors /

Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

OLED display manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income (loss) before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the six months ended June 30, 2021 and 2020 is as follows:

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2021:
Net sales:
External customers	956,787	317,570	236,061	215,560	(1,394)	1,724,584
Intersegment	2,209	881	130	47,057	(50,277)	—

Total	958,996	318,451	236,191	262,617	(51,671)	1,724,584
Operating cost and expenses	842,022	279,405	220,987	237,973	(3,636)	1,576,751

Operating profit	116,974	39,046	15,204	24,644	(48,035)	147,833
Other income (deductions)	3,664	(113)	339	156	(58)	3,988

Income before income taxes	120,638	38,933	15,543	24,800	(48,093)	151,821

2020:
Net sales:
External customers	869,592	214,671	207,829	163,844	(309)	1,455,627
Intersegment	1,677	680	117	34,510	(36,984)	—

Total	871,269	215,351	207,946	198,354	(37,293)	1,455,627
Operating cost and expenses	797,764	245,946	198,035	189,806	8,954	1,440,505

Operating profit (loss)	73,505	(30,595)	9,911	8,548	(46,247)	15,122
Other income (deductions)	3,336	(215)	245	385	8,415	12,166

Income (loss) before income taxes	76,841	(30,810)	10,156	8,933	(37,832)	27,288

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the three months ended June 30, 2021 and 2020 is as follows:

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2021:
Net sales:
External customers	488,613	169,461	111,733	113,376	(1,250)	881,933
Intersegment	1,028	386	44	24,689	(26,147)	—

Total	489,641	169,847	111,777	138,065	(27,397)	881,933
Operating cost and expenses	425,827	148,936	108,088	122,578	(765)	804,664

Operating profit	63,814	20,911	3,689	15,487	(26,632)	77,269
Other income (deductions)	2,150	(31)	140	64	6,181	8,504

Income before income taxes	65,964	20,880	3,829	15,551	(20,451)	85,773

2020:
Net sales:
External customers	392,600	95,152	101,774	83,497	292	673,315
Intersegment	828	374	78	16,045	(17,325)	—

Total	393,428	95,526	101,852	99,542	(17,033)	673,315
Operating cost and expenses	375,315	116,328	95,930	97,708	5,789	691,070

Operating profit (loss)	18,113	(20,802)	5,922	1,834	(22,822)	(17,755)
Other income (deductions)	1,908	(126)	112	32	8,606	10,532

Income (loss) before income taxes	20,021	(20,928)	6,034	1,866	(14,216)	(7,223)

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the six months ended June 30, 2021 and 2020 is as follows:

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Printing
Monochrome copiers	96,444	89,781
Color copiers	145,808	127,947
Printers	276,878	251,385
Inkjet printers	162,025	145,585
Others	275,632	254,894

Total	956,787	869,592
Imaging
Cameras	207,905	126,927
Others	109,665	87,744

Total	317,570	214,671
Medical
Diagnostic equipment	236,061	207,829

Industrial and Others
Lithography equipment	95,405	49,061
Others	120,155	114,783

Total	215,560	163,844

Corporate	(1,394)	(309)

Consolidated	1,724,584	1,455,627

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended June 30, 2021 and 2020 is as follows:

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020
Printing
Monochrome copiers	50,808	37,750
Color copiers	76,079	52,440
Printers	140,628	110,783
Inkjet printers	80,353	77,413
Others	140,745	114,214

Total	488,613	392,600
Imaging
Cameras	112,059	55,648
Others	57,402	39,504

Total	169,461	95,152
Medical
Diagnostic equipment	111,733	101,774

Industrial and Others
Lithography equipment	51,123	28,112
Others	62,253	55,385

Total	113,376	83,497

Corporate	(1,250)	292

Consolidated	881,933	673,315

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2021 and 2020 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2021:
Net sales:	415,578	465,688	446,515	396,803	1,724,584

2020:
Net sales:	391,971	398,236	358,425	306,995	1,455,627

Information by major geographic area for the three months ended June 30, 2021 and 2020 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2021:
Net sales:	191,310	247,330	235,526	207,767	881,933

2020:
Net sales:	177,293	182,801	160,622	152,599	673,315

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2021 as below:

1. Total amount of interim cash dividends:

    47,060 million yen

2. Amount of an interim cash dividend per share:

    45 yen

3. Payment date:

    August 27, 2021

Note:

The interim dividend is paid to registered shareholders as of June 30, 2021.